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WRITER’S DIRECT LINE 813.225.4122 PHONE ccreely@foley.com EMAIL

CLIENT/MATTER NUMBER
129722-0103

September 21, 2022

Ms. Abby Adams

Office of Life Sciences

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Re:	LMF Acquisition Opportunities, Inc.
Amendment No. 3 to Registration Statement on Form S-4
Filed August 13, 2022
File No. 333-264993

Dear Ms. Adams:

On behalf of our client, LMF Acquisition Opportunities, Inc. (the “Company” or “LMAO”), set forth below are the responses of the Company to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission set forth in the Staff’s letter, dated September 19, 2022, with respect to the above-referenced filing. The numbered items set forth below repeat (in bold italics) the comments of the Staff reflected in the comment letter, and following such comments are the responses of the Company (in regular type). Concurrently herewith, the Company is filing Amendment No. 4 to the Registration Statement on Form S-4 (the “Amended Registration Statement”) that reflects the responses to your comments. In addition, we are delivering to the Staff clean and marked courtesy copies of the Amended Registration Statement. Capitalized terms used but not defined in this letter have the meanings given to such terms in the Amended Registration Statement. References to page numbers in this letter are to page numbers in the Amended Registration Statement.

Amendment No. 3 to Registration Statement on Form S-4

SeaStar Medical’s Business

Clinical Studies, page 177

1.

We reissue comment 6 insofar as you have not provided all serious adverse events for (1) the AKI Safety, Mortality and Device Integrity Study on page 177, for which you provide a non-exclusive list of serious adverse events, and (2) the Pilot Feasibility Trial of SCD Therapy in ESRD Patients on page 181, for which you state “very few adverse events or SAEs were observed,” without further specifying all serious adverse events.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 177 and 182 of the Amended Registration Statement to (1) clarify that there were no serious adverse events for the AKI Safety, Mortality and Device Integrity Study, and (2) list all serious adverse events for the Pilot Feasibility Trial of SCD Therapy in ESRD Patients in a tabular format.

AUSTIN BOSTON CHICAGO DALLAS DENVER	DETROIT HOUSTON JACKSONVILLE LOS ANGELES MADISON	MEXICO CITY MIAMI MILWAUKEE NEW YORK ORLANDO	SACRAMENTO SAN DIEGO SAN FRANCISCO SILICON VALLEY TALLAHASSEE	TAMPA WASHINGTON, D.C. BRUSSELS TOKYO

U.S. Securities and Exchange Commission

September 21, 2022

*    *    *

Please note that the Company has also updated certain other portions of the registration statement on Form S-4, as shown on the clean and marked courtesy copies of the Amended Registration Statement provided.

*    *    *

If the Staff has any questions with respect to any of the foregoing, please contact the undersigned at (813) 225-4122.

Very truly yours,

/s/ Curt P. Creely, Esq.

Curt P. Creely, Esq.

Foley & Lardner LLP

cc:	Bruce M. Rodgers, LMF Acquisition Opportunities, Inc.
Richard Russell, LMF Acquisition Opportunities, Inc.